WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Comprehensive Income

Year ended December 31, 2020

(In thousands)

Net income	$	4,272
Other comprehensive loss:		
Postretirement medical liability, net of income tax benefit of $118		(371)
Comprehensive income	$	3,901

See accompanying notes to consolidated financial statements.